Exhibit 99.1


FOR IMMEDIATE RELEASE


                    TRANFINANCIAL MANAGEMENT PROPOSES BUYOUT

LENEXA, KANSAS, JUNE 21, 1999--TransFinancial Holdings, Inc. (Amex: TFH), today announced that its Chairman, Vice-Chairman and President have presented to the Board of Directors a proposal by which they would agree to acquire all of the outstanding stock of the Company for $5.25 per share in cash. The proposal is subject to several conditions, including preparation and execution of definitive agreements, stockholder approval and financing, though a preliminary commitment for financing has been received.

The Company also announced that its Board of Directors has appointed a Special Committee of independent directors to consider this proposal and other options. Such committee has retained the law firm of Morrison & Hecker L.L.P., Kansas City, Missouri, and intends to retain investment counsel to advise it. The Committee stated that it will analyze the proposal, and other options available to the Company, and may not make interim announcements of its evaluations. The Committee noted that no assurance can be given as to the timing and terms of a transaction, or that any transaction will occur.

The Company, headquartered in Lenexa, Kansas, has 3,251,195 shares of common stock outstanding, and owns and manages Crouse Cartage Company, a regional transportation company, and Universal Premium Acceptance Corporation, a nationwide insurance premium finance company.

Contact:
Kent E. Whittaker
James S. Swenson
Morrison & Hecker, L.L.P.
(816) 691-2600